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                                                                     Exhibit 5.1

[Wuersch & Gering LLP Letterhead]

11 Hanover Square
N.Y. N.Y. 10005
May 5, 2000

Virtual Communities, Inc.
589 8th Avenue - 7th Floor
New York, NY 10018

Ladies and Gentlemen:

We have acted as counsel to Virtual Communities, Inc. (the "Company"),a Delaware corporation, in connection with a Registration Statement on Form SB-2 (the "Registration Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to 1,911,863 shares of common stock (the "Offered Shares") and 981,266 shares of common stock issuable upon exercise of certain warrants (the "Warrant Shares") held by certain registered security holders as described with particularity in the Registration Statement.

In our capacity as counsel to the Company, we have examined the Company's (i) Certificate of Incorporation, (ii) By-laws as amended to date and (iii) resolutions of the Company's board of directors. We have also reviewed such other matters of law and examined and relied upon all such corporate records, agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies or facsimiles. In making our examination of documents and instruments executed by any persons or entities other than the Company, we have assumed, without investigation, the power of any such person or other entity to enter into and perform all of its obligations under such documents and instruments, the due execution and delivery by each such person or other entity of such documents and instruments and the enforceability of such documents and instruments against such other parties. As to any facts material to such opinion, we have, to the extent that relevant facts were not independently established by us, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon and subject to the foregoing, we are of the following opinion:

1. The Offered Shares have been duly authorized and will be validly issued, fully-paid and non-assessable.

The Warrant Shares have been duly authorized and will, upon issuance and payment in accordance with the terms of the warrants governing the issuance of such Warrant Shares, be validly issued, fully-paid and non-assessable.

Our opinion above is subject to (i) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar laws from time to time in effect affecting creditors' rights generally, and (ii) general principles of equity (including, without limitation, standards of materiality, good faith, fair dealing and reasonableness and limits on the availability of equitable remedies), whether such principles are considered in a proceeding at law or in equity, subject to the other qualifications contained in this opinion.

We are members of the bar of the State of New York. Our opinion set forth in this letter is limited to matters governed by the Delaware General Corporation law and to the laws of the State of New York in force on the date of this letter, except that our Opinion also extends to the federal laws of the United States. We express no opinion with regard to any matter which may be (or which purports to be) governed by the laws of any other state or jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference made to us under the caption "Legal Matters" in the prospectus constituting part of the Registration Statement.

Very truly yours,

WUERSCH & GERING, LLP
/s/ WUERSCH & GERING, LLP